Exhibit F-2






                                             March 14, 1997



          Securities and Exchange Commission
          450 Fifth Street, NW
          Washington, DC  20549

                    Re:  GPU, Inc.
                         Jersey Central Power & Light Company
                         Metropolitan Edison Company
                         Pennsylvania Electric Company
                         Declaration on Form U-1
                         SEC File No. 70-8967

          Ladies and Gentlemen:

                    We have examined the Declaration on Form U-1, dated November 21, 1996, under the Public Utility Holding Company Act of 1935 ("Act"), filed by GPU, Inc. ("GPU"), a Pennsylvania corporation, and its subsidiaries Jersey Central Power & Light Company ("JCP&L"), a New Jersey corporation, Metropolitan Edison Company ("Met-Ed"), a Pennsylvania corporation, and Pennsylvania Electric Company ("Penelec"), a Pennsylvania corporation (JCP&L, Met-Ed and Penelec are collectively referred to as the "Operating Companies"), with the Securities and Exchange Commission ("Commission"), and docketed by the Commission in SEC File No. 70-8967, as amended by Amendment No. 1 thereto, dated January 14, 1997, and Amendment No. 2 thereto, dated this date, of which this opinion is to be a part. (The Declaration, as so amended and as thus to be amended, is hereinafter referred to as the "Declaration").

                    The Declaration requests authorization for GPU to execute and deliver letter of credit reimbursement agreements ("L/C Reimbursement Agreements") from time to time through December 31, 2006 in respect of letters of credit having an aggregate face amount of up to $40 million ("L/Cs"). The L/Cs will be furnished by the Operating Companies and GPU Service, Inc., GPU Nuclear, Inc. and GPU Generation, Inc. (collectively, the "Service Companies") to their insurance carriers providing workers compensation insurance coverage.

                    We have been Pennsylvania counsel to GPU for many years. In that capacity and as counsel to GPU's subsidiary, Penelec, we have participated in or reviewed various proceedings relating to the issuance of securities by GPU and Penelec, and we are familiar with the terms of the outstanding securities of GPU and Penelec.





                    Based upon  and subject to the  foregoing, and assuming
          (x) that the transactions therein proposed are carried out in accordance with the Declaration, (y) that Penelec has obtained an appropriate authorization from the Pennsylvania Public Utility Commission to reimburse GPU for L/C fees and draws, and (z) the L/C Reimbursement Agreements are issued in compliance with the applicable limitations of GPU's revolving credit agreement, we are of the opinion, insofar as matters of Pennsylvania law are concerned, that when the Commission shall have entered an order forthwith granting the Declaration,

                    (a) all Pennsylvania laws applicable to the proposed transactions by GPU, Penelec and the Service Companies will have been complied with;

                    (b)  GPU is validly organized and duly existing;

                    (c) the L/C Reimbursement Agreements will be valid and binding obligations of GPU; and

                    (d) the consummation of the transactions proposed in the Declaration will not violate the legal rights of the holders of any securities issued by GPU or Penelec or any subsidiary of Penelec.

                    We hereby consent to the filing of this opinion as an exhibit to the Declaration and in any proceedings before the Commission that may be held in connection therewith.


                                        Very truly yours,



                                        Ballard Spahr Andrews & Ingersoll